Voting Rights Announcements | 6 March 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 06.03.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: Voluntary group notification with triggered threshold on subsidiary level

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: The Goldman Sachs Group, Inc. City of registered office, country: Wilmington, DE, United States of America (USA)   01 March 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.37% 27.42% 27.79% 37674555 Previous notification 0.90% 26.92% 27.82% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 134255 0.00% 0.36 % US6177602025 0 6270 0.00% 0.02 % Total 140525 0.37 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right To Recall Open 5990155 15.90 % Right Of Use Open 2610635 6.93 % Convertible Bond 16.10.2025 476975 1.27 %     Total 9077765 24.10 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 22.02.2034 Cash 231850 0.62 % Call Warrant 31.12.2030 Cash 121255 0.32 % Put Option 19.12.2025 Physical 900000 2.39 %       Total 1253105 3.33 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management, % % %

L.P. - % % % The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management Holdings LLC % % % Goldman Sachs Asset Management UK Holdings I Ltd % % % Goldman Sachs Asset Management UK Holdings II Ltd % % % Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V. % % % Goldman Sachs Asset Management Holdings B.V. % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs Bank USA % % % Goldman Sachs Bank Europe SE % % % - % % % The Goldman Sachs Group, Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International Bank % % % - % % % The Goldman Sachs Group, Inc. % % % Folio Financial, Inc. % % % Folio Investments, Inc. % % % - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs & Co. LLC % 10.43% 10.43% - % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 16.10% 16.12 % Proportion of voting rights Proportion of instruments Total of both

10. Other explanatory remarks: Date 06.03.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service % % %   05 March 2024